July 9, 2009
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Philip Rothenberg and Karen Garnett
Re:	HFF, Inc. Registration Statement on Form S-3 Filed May 19, 2009 File No. 333-159345
Ladies and Gentlemen:
Reference is made to the registration statement on Form S-3 (No. 333-159345) (the “Registration Statement”) filed by HFF, Inc. (the “Company”, “we” or “us”) with the Securities and Exchange Commission (the “Commission”). The Company hereby responds to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 15, 2009 from Ms. Karen J. Garnett to Mr. John H. Pelusi, Jr. For your convenience, the comments are included in this letter and are followed by the applicable response.
General
1.	As you know, we are conducting a review of your Form 10-K for the year ended December 31, 2008. We will not be in a position to take this registration statement effective until we have resolved all comments on your Form 10-K.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the Company submitted via EDGAR on June 29, 2009 responses to the Staff’s comments, dated June 15, 2009, on the Company’s annual report on Form 10-K for the year ended December 31, 2008, proxy statement for the Company’s 2009 Annual Meeting of Stockholders and quarterly report on Form 10-Q for the quarter ended March 31, 2009 (File No. 001-33280).
Exercise of the Exchange Right, page 6

2.	Please revise to provide a more detailed description of the Exchange Right. Please identify the contract that provides the Exchange Right and tell us when the Exchange Rights first became exercisable. Describe and clarify the significance of the exchangeability dates that are referenced in Note 15 to the consolidated financial statements in your Form 10-K for the year ended December 31, 2008. Also, provide us with a detailed legal analysis of why it is appropriate to register at this time the Class A common shares that may be issued in connection with exercise of the Exchange Right. Finally, please tell us whether your registration statement is intended to cover the distribution of Class A common shares to HFF Holdings, LLC, the distribution of Class A common shares to the LLC unitholders exercising the Exchange Right, or both.
Response:
The Company accepts the Staff’s comment and supplementally advises the Staff that it will amend its registration statement to replace the existing description of the Exchange Right with the following, more detailed description of the Exchange Right:
EXERCISE OF THE EXCHANGE RIGHT
In connection with the Reorganization Transactions and pursuant to provisions set forth in our amended and restated certificate of incorporation and the limited liability company agreement of HFF Holdings, holders of limited liability company units in HFF Holdings received, through their ownership of such units and HFF Holdings’ beneficial ownership of our Class B common stock, the Exchange Right.
Pursuant to the limited liability company agreement of HFF Holdings, the Exchange Right entitles such holders of limited liability company units in HFF Holdings to direct HFF Holdings to, through its wholly owned subsidiary Holdings Sub, exchange, at permitted times, two partnership units, one in each Operating Partnership, for a share of Class A common stock, and subsequently redeem one limited liability company unit in HFF Holdings held by such holder for such share of Class A common stock.
HFF Holdings’ right to exchange Operating Partnerships units for shares of Class A common stock is derived from its beneficial ownership, through Holdings Sub, of our Class B common stock. As set forth in our amended and restated certificate of incorporation, from time to time, any or all of the Class B common stockholder’s Operating Partnerships units may be exchanged for shares of our Class A common stock, on the basis of one unit in each Operating Partnership for one share of Class A common stock.
Pursuant to contractual provisions set forth in the limited liability company agreement of HFF Holdings and subject to certain exceptions, holders of limited liability company units in HFF Holdings were restricted from exercising the Exchange Right for two years after the initial public offering. After this two year period, such holders gained the right to exchange 25% of their limited liability company units, with an additional 25% becoming available for exchange each year thereafter. However, these contractual provisions set forth in the limited liability company agreement of HFF Holdings may be waived, amended or terminated by the members of HFF Holdings following consultation with our board of directors. Notwithstanding the foregoing, our amended and restated certificate of incorporation provides that no holder of Operating Partnership units is entitled to exchange its Operating Partnership units for shares of Class A common stock if such exchange would be prohibited under applicable federal or state securities laws or regulations. Accordingly, no holders of limited liability company units in HFF Holdings are entitled to redeem such limited liability company units for freely-transferable shares of Class A common stock until the registration statement of which this prospectus is a part becomes effective.
In order to exercise its Exchange Right after the registration statement of which this prospectus is a part becomes effective, a holder of limited liability company units in HFF Holdings must deliver written notice to HFF Holdings that it desires to exercise the Exchange Right in accordance with the procedures set forth in the limited liability company agreement of HFF Holdings. The notice exercising such Exchange Right must be given on or before the fifth day of the month in which such exercise is desired to occur. The notice must also specify whether the Class

A common stock received in exchange for the units in HFF Holdings should be immediately sold by HFF Holdings upon receipt, with the proceeds of such sale being immediately distributed to the holder exercising its Exchange Right, or be immediately distributed upon receipt by HFF Holdings to such holder. Subject to certain exceptions, upon receipt of such notice, HFF Holdings will cause Holdings Sub to provide written notice to HFF, Inc. that Holdings Sub desires to exchange a stated number of partnership units in each of the Operating Partnerships into an equal number of shares of Class A common stock. As required by our amended and restated certificate of incorporation, this written notice must be accompanied by instruments of transfer to HFF, Inc., in form satisfactory to HFF, Inc. and its transfer agent, duly executed by Holdings Sub or its duly authorized attorney, and transfer tax stamps or funds therefor, if required. Delivery of the written notice and instruments of transfer must be made during normal business hours to the principal executive offices of HFF, Inc. or its transfer agent. Immediately upon receipt (through Holdings Sub) of the requested shares of Class A common stock, HFF Holdings will distribute such shares to the holder exercising the Exchange Right.
As discussed above, at the time of the initial public offering of our Class A common stock the Exchange Right was granted pursuant to the private placements of each of the membership interests in HFF Holdings LLC (“HFF Holdings”) to the members of HFF Holdings and of our Class B common stock to HFF Holdings, respectively, which private placements were completed on February 5, 2007. The Exchange Right is governed by our amended and restated certificate of incorporation and the limited liability company agreement of HFF Holdings. The exchangeability dates that are referenced in Note 15 to the consolidated financial statements to the Company’s annual report on Form 10-K for the year ended December 31, 2008 describes the contractual right of HFF Holdings to exchange, at the instruction of its members, units of each of Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. (collectively, the “Operating Partnerships”) for shares of Class A common stock of the Company at certain times. As described in note 15 and in the amended description of the Exchange Right above, HFF Holdings had the right to exchange 5,088,750 (or 25% of its Operating Partnerships units) units in each Operating Partnership for an equal number of shares of Class A common stock on January 31, 2009, and has the right to exchange an additional 5,088,750 (or 25% of its Operating Partnerships) units in each Operating Partnership for an equal number of shares of Class A common stock on each of January 31, 2010,

2011 and 2012. As further clarified in the more detailed description above, notwithstanding the foregoing, our amended and restated certificate of incorporation provides that no holder of Operating Partnership units is entitled to exchange any Operating Partnership units for shares of Class A common stock if such exchange would be prohibited under applicable federal or state securities laws or regulations. Accordingly, no holders of limited liability company units in HFF Holdings are entitled to redeem such limited liability company units for freely-transferable shares of Class A common stock or otherwise exercise the Exchange Right until the Registration Statement becomes effective. As such, because the privately-placed Exchange Right was not exercisable until the related shares of Class A common stock were registered under the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully submits that it is appropriate at this time for the Class A common shares relating to the Exchange Right to be registered.
Finally, we would like to clarify that the registration statement is intended to cover the distribution of Class A common shares distributed to the unitholders of HFF Holdings. The Company respectfully submits that the intermediate distribution of the shares of Class A common stock to HFF Holdings constitutes a private placement and is exempt from the registration requirements of Section 5 of the Securities Act. Because HFF Holdings LLC is a holder of greater than 50% of the voting power of HFF, Inc. and the Company expects that it would therefore be deemed an “affiliate” of HFF, Inc. under the Securities Act, however, the Company expects that both the distribution of shares of Class A common stock to HFF Holdings and the distribution of shares of Class A common stock to the unitholders of HFF Holdings would be deemed part of one plan of distribution. Accordingly, the Company believes that it is appropriate to include the current disclosure within the Registration Statement under the “Plan of Distribution” caption clarifying the process by which the shares of Class common stock would be distributed, first, by HFF, Inc. to HFF Holdings and, subsequently, from HFF Holdings to the unitholders of HFF Holdings. This disclosure also clarifies that neither HFF, Inc. nor HFF Holdings would receive any cash proceeds from the issuances.
***
The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me at 412.281.8714. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
Gregory R. Conley
Chief Financial Officer

cc:	John H. Pelusi, Jr., Chief Executive Office Nancy O. Goodson, Chief Operating Officer